SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 01, 2010

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

NEWS RELEASE
Release Time        IMMEDIATE
Date        29 January 2010
Number        06/10

APPOINTMENTS TO THE BHP BILLITON BOARD

The BHP Billiton Board today announced that Mr Paul Anderson and Dr Gail de Planque will retire from the Board on 31 January 2010 and Mr Malcolm Broomhead and Ms Carolyn Hewson will be appointed as Non-executive Directors from 31 March 2010. Mr Anderson has accepted an invitation to become a director of BP plc and Dr de Planque will retire due to her current need for continuous treatment for Lyme disease.

BHP Billiton Chairman, Mr Don Argus, said both Mr Anderson and Dr de Planque had made extremely valuable contributions to the company and he wished them both good health and success in their future endeavours.

“I understand Paul’s desire to take up one of his last board appointments in the industry where he spent much of his working life. I also know that with a high performance Board like ours, directors are always going to be highly sought after. We are also very sorry to lose Gail from the Board although we respect her wish to retire to seek medical treatment in the United States. Gail’s broad experience in science and nuclear energy has been invaluable and we wish her a speedy return to good health.

“On behalf of the Board I wish both Paul and Gail all the best and, whilst we are saddened to see them leave, they do so with the good will and gratitude of the Board.” Mr Argus said.

Mr Malcolm Broomhead is currently the Chairman of an Australian infrastructure company, Asciano Limited and was previously Chief Executive Officer of Orica Limited and North Limited. Mr Broomhead also held various roles with Energy Resources Australia, Peko Wallsend and MIM Holdings Limited. He is also a Non-executive Director of Coates Group Holdings Pty Ltd.

Ms Carolyn Hewson is a former investment banker with Schroders Australia Limited and is a Non-executive Director of Westpac Banking Corporation, BT Investment Management Limited and Stockland Corporation Limited. Ms Hewson has previously been a Non-executive Director of AGL, AMP and CSR Limited.

Mr Argus said that both appointments would be important additions to the BHP Billiton Board, bringing with them a wealth of experience in the international mining, energy and financial services industries.

“Malcolm has extensive experience in running industrial and mining companies with a global footprint and his experience in the sector will make a very attractive addition to our Board. He has broad global experience in project development in many of the countries in which we operate. His depth of senior management experience and knowledge of the industry will be an asset to the company.

“Carolyn has experience across a range of diversified industries with deep experience as a Non-executive Director. In particular, she has 25 years experience in the financial sector with extensive financial markets, risk management and investment management expertise.

“Both Malcolm and Carolyn will be excellent additions to our Board and we are very pleased that they have agreed to join us.”

Chairman elect Jac Nasser said, “The Group’s established process of continually reviewing the mix of skills and competencies of directors will continue to ensure that the Board is made up of members best able to promote shareholder interests and effectively govern the Group.”

The appointment of Mr Broomhead and Ms Hewson will bring the number of BHP Billiton directors to 12.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia
Samantha Evans, Media Relations
Tel: +61 3 9609 2898 Mobile: +61 400 693 915
email: Samantha.Evans@bhpbilliton.com

Amanda Buckley, Media Relations
Tel: +61 3 9609 2209 Mobile: +61 419 801 349
email: Amanda.Buckley@bhpbilliton.com

Kelly Quirke, Media Relations
Tel: +61 3 9609 2896 Mobile: +61 429 966 312
email: Kelly.Quirke@bhpbilliton.com

Leng Lau, Investor Relations
Tel: +61 3 9609 4202 Mobile: +61 403 533 706
email: Leng.Y.Lau@bhpbilliton.com

United Kingdom & South Africa
Andre Liebenberg, Investor Relations
Tel: +44 20 7802 4131 Mobile: +44 7920 236 974
email: Andre.Liebenberg@bhpbilliton.com

Illtud Harri, Media Relations
Tel: +44 20 7802 4195 Mobile: +44 7920 237 246
email: Illtud.Harri@bhpbilliton.com

Americas
Scott Espenshade, Investor Relations
Tel: +1 713 599 6431   Mobile: +1 713 208 8565
email: Scott.Espenshade@bhpbilliton.com

Ruban Yogarajah, Media Relations
Tel: US +1 713 966 2907 or UK +44 20 7802 4033
Mobile: UK +44 7827 082 022
email: Ruban.Yogarajah@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street
Melbourne Victoria 3000 Australia
Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place
London SW1V 1BH United Kingdom
Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton group which is headquartered in Australia

MALCOLM BROOMHEAD

Nationality:        Australian
Age:        57

EDUCATION/QUALIFICATIONS/PROFESSIONAL AFFILIATIONS

Master of Business Administration (MBA), University of Queensland
Bachelor Engineering (BE), University of Queensland
FIE (Aus), FAusIMM, FAIM, MICE (UK), FAICD

NON-EXECUTIVE ROLES

2009-present Chairman, Asciano Limited
2008-present Coates Group Holdings Pty Ltd

PROFESSIONAL EXPERIENCE

2001-2005 Managing Director & CEO, Orica Limited
1999-2000 Managing Director & CEO, North Limited
1990-1998 Various positions, North Limited
1988-1989 Investment Executive, Industrial Equity Limited
1985-1988 Chief Financial Officer (other roles), Peko Wallsend Limited
1980-1985 Project Engineer/Construction Manager, MIM Holdings Limited
1975-1979 Project Engineer, Sir William Halcrow Engineering

CAROLYN HEWSON AO

Nationality:        Australian
Age:        54

EDUCATION/QUALIFICATIONS/PROFESSIONAL AFFILIATIONS

BEc (Hons)
MA (Econ)

NON-EXECUTIVE ROLES

2009-present        Stockland Corporation Limited
2007-present        BT Investment Management Limited
2003-present        Westpac Banking Corporation
2006-2009        AGL Energy Limited (retired Feb 2009)
1996-2006        Australian Gas Light Company
1996-2001        AMP Limited
2002-2004        Economic Development Board of South Australia
1995-2005        CSR Limited
1995-2002        South Australia Water

ADVISORY ROLES

2007-present        Nanosonics Limited
2002-present        Australian Charities Fund
1993-present        Neurosurgical Research Foundation
1999-2008        Royal Humane Society
2000-2008        YWCA NSW

PROFESSIONAL EXPERIENCE

1989-1995        Executive Director, Schroders Australia Limited
1981-1989        Investment Banker, Schroders Australia Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077)
Date : February 01, 2010	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary